Exhibit 99.1

October 18, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Investment in BR Malls Participaceos S.A. (“BR Malls”)

The Company is pleased to report that as of October 15, 2015, it now holds (through a wholly-owned subsidiary active in Brazil) 5.16% of the issued share capital and voting rights in BR Malls.

BR Malls is a public company that is traded on the Brazilian stock exchange (the “Bovespa”) engaged in the acquisition, development, and management of shopping centers in Brazil. BR Malls’ portfolio of assets includes 46 shopping centers with a gross leasable area (“GLA”) of approximately 1.65 million square meters, of which approximately 966 thousand square meters are owned by BR Malls, and two shopping centers under development.

In 2014, BR Malls’ revenues totalled approximately R$ 1.4 billion and its NOI totalled approximately R$ 1.3 billion.

The aforementioned investment is not expected to have a material impact on the Company’s financial reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.